Filed by Abbott Laboratories

(Commission File No. 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: St. Jude Medical, Inc.

(Commission File No. 1-12441)

ABBOTT TO ACQUIRE ST. JUDE MEDICAL

Creating A Premier Medical Device Leader



ST. JUDE MEDICAL	Abbott
St. Paul, Minnesota Global leader in cardiac and neuromodulation medical devices	**Abbott Park, Illinois** Global leader in Diagnostics, Medical Devices, Nutritionals and Branded Generic Pharmaceuticals

ST. JUDE MEDICAL

HEART FAILURE
Left ventricular assist devices
CardioMEMS

TRADITIONAL CARDIAC RHYTHM MANAGEMENT

ATRIAL FIBRILLATION

STRUCTURAL HEART DISEASE
Transcatheter aortic valve replacement

CARDIOVASCULAR
Fractional Flow Reserve (PCI Diagnostics)

NEUROMODULATION

ABBOTT

CORONARY ARTERY DISEASE
Coronary Stents

MITRAL REGURGITATION
Transcatheter Mitral Repair

PERIPHERAL ARTERY DISEASE

VISION

DIABETES CARE

ACQUISITION OF ST. JUDE MEDICAL WILL ADVANCE ABBOTT'S STRATEGIC AND COMPETITIVE POSITIONS

ALIGNED TO TRENDS

More than **40%** of U.S. adults are expected to have cardiovascular disease by 2030

LEADERSHIP POSITIONS

#1 OR 2 across large and high-growth cardiovascular disease device markets

RELIABLE, SUSTAINABLE GROWTH

Expected to bring many **NEW** medical device products to key markets in 2016

- Absorb™
- FreeStyle® Libre
- Tecnis® Symfony
- EnSite Precision™
- MultiPoint™ Pacing
- Proclaim™ Elite recharge-free Spinal Cord Stimulation
- Prodigy™ Chronic Pain System

LEADING GLOBAL PRESENCE

St. Jude Medical has strong positions around the world, advancing Abbott's global scale, infrastructure and capabilities.

Abbott

Information Related to this Communication IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Abbott intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/ prospectus will be sent to St. Jude Medical’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below. Private Securities Litigation Reform Act Of 1995 CAUTION CONCERNING FORWARD-LOOKING STATEMENTS Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of Abbott to successfully integrate St. Jude Medical’s operations, and the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical’s business after the completion of the transaction and realize expected synergies. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,” in each of Abbott’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2015, and St. Jude Medical’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Jan. 2, 2016, respectively, and are incorporated by reference. Abbott and St. Jude Medical undertake no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 6100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945. The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347. PARTICIPANTS IN THE SOLICITATION St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement for St. Jude Medical’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 22, 2016. Free copies of these documents may be obtained as described in the paragraphs above.